Filed Pursuant to Rule 424(b)(3)

Registration No. 333-257731

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated August 6, 2021)

JANUS INTERNATIONAL GROUP, INC.

Up to 114,045,400 Shares of Common Stock

Up to 10,150,000 Warrants

Up to 10,150,000 Shares of Common Stock Underlying Warrants

This prospectus supplement supplements the prospectus dated August 6, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-257731). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on March 15, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to resale from time to time of up to 114,045,400 shares of our common stock, par value $0.0001 per share (the “Common Stock”), 10,150,000 warrants to purchase Common Stock of the Company (the “Warrants”) and 10,150,000 shares of Common Stock issuable upon exercise of the Warrants by the selling securityholders named in the Prospectus (each a “Selling Securityholder and collectively, the “Selling Securityholders”). The Common Stock may be offered from time to time up to specified limits by one or more of the Selling Securityholders identified in the Prospectus or in any supplement to the Prospectus. See the sections of the Prospectus entitled “Selling Securityholders” and “Plan of Distribution.”

Our Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “JBI.” On March 11, 2022, the closing sale price of our Common Stock was $9.30. Our Warrants were listed on NYSE under the symbol “JBI WS” until November 11, 2021. On November 11, 2021, the closing sale price of our Warrants was $3.80. As of 5:00 p.m., Eastern Time, on November 12, 2021, all of our outstanding Warrants have been redeemed.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our Common Stock involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 15, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 10, 2022

Janus International Group, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40456	86-1476200
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

135 Janus International Blvd., Temple, GA

30179

(Address of Principal Executive Offices) (Zip Code)

(866) 562-2580

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	JBI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 4.02. Non-Reliance on Previously Issued Financial Statement or Related Audit Report or Completed Interim Review.

On March 10, 2022, the Audit Committee of the Board of Directors (the “Audit Committee”) of Janus International Group, Inc. (the “Company”), after considering the recommendations of management and consulting with BDO USA, LLP, the Company’s independent registered public accounting firm, concluded that our unaudited consolidated financial statements included in the quarterly reports on Form 10-Q for the interim periods ended June 26, 2021 and September 25, 2021 (the “Initial Filings”) should not be relied upon because the Company had improperly accounted for a portion of transaction bonuses associated with the Business Combination in June 2021 as a reduction in equity versus expense in the quarter ended June 26, 2021 and had improperly accounted for changes in the fair value of the private placement warrants upon reclassification from liability-classified instruments to equity-classified instruments in the quarter ended September 25, 2021. In addition, the transaction bonuses also impacted segment reporting.

We expect to file amendments to the Initial Filings that restate the financial statements for such periods. The amended Form 10-Q for the period ended June 26, 2021 will reflect an increase of general and administrative expense and a reduction of income from operations and net income from the reported amounts for the quarter and year-to-date periods of $3.2 million, resulting in a net loss of $2.1 million and net income $12.6 million, respectively, as compared to net income from the amounts originally reported of $1.1 million and $15.8 million, respectively, which was offset to stockholders’ equity. This error also impacted the segment results. The Janus International segment will reflect an increase of general and administrative expense and a reduction of income from operations from the reported amounts for the quarter and year-to-date periods of $7.1 million, resulting in loss from operations of $5.3 million and $5.0 million, respectively, compared to income from operations from the amounts originally reported of $1.8 million and $2.1 million, respectively. The Janus North America segment will reflect a decrease of general and administrative expense and an increase of income from operations from the reported amounts for the quarter and year-to-date periods of $3.9 million, resulting in income from operations of $16.5 million and $40.4 million, respectively, compared to income from operations from the amounts originally reported of $12.6 million and $36.5 million, respectively.

The amended Form 10-Q for the period ended September 25, 2021 will reflect a reduction of income from operations and net income for the quarter period of $2.3 million and year-to-date period of $5.5 million, resulting in net income of $15.4 million and $28.0 million, respectively, as compared to net income from the amounts originally reported of $17.7 million and $33.5 million, respectively. This error also impacted the segment results. The Janus International segment will reflect an increase of general and administrative expense and a reduction of income from operations for the year-to-date period of $7.1 million, resulting in a loss from operations of $4.2 million compared to income from operations from the amount originally reported of $2.9 million. The Janus North America segment will reflect a decrease of general and administrative expense and an increase of income from operations from the reported amounts for the year-to-date period of $3.9 million, resulting in income from operations of $64.8 million compared to income from operations from the amount originally reported of $60.9 million, respectively. In addition, the amended quarterly report at September 25, 2021, will reflect a decrease of $7.8 million in the derivative warrant liability from the amount originally reported of $35.5 million to $27.7 million, with offsetting increases in stockholders’ equity.

The Company is assessing the tax impact to both quarters related to these changes.

Previously reported amounts for revenue, gross profit, adjusted EBITDA and net increase in cash and cash equivalents are not affected by the change in accounting for the errors outlined above. The form 10-K for full year 2021 will reflect the updated accounting for the transaction bonuses, warrant movements and segment information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 15, 2022

JANUS INTERNATIONAL GROUP, INC.

By:	/s/ Scott Sannes
Name: Scott Sannes Title: Chief Financial Officer